To Become Effective Upon Filing
                                                 Pursuant to Rule 462

           As filed with the U.S. Securities and Exchange Commission

                                                     Registration No.

--------------------------------------------------------------------------------

                       Securities and Exchange Commission
                              Washington D.C. 20549
                                    Form S-8


                             Registration Statement
                                      Under
                           The Securities Act of 1933
                           --------------------------

                      USA BRIDGE CONSTRUCTION OF N.Y., INC.
                      -------------------------------------
               (Exact name of issuer as specified in its charter)

        New York                                        11-3032277
        --------                                        ----------
State of Incorporation                     (I.R.S. Employer Identification No)

            53-09  97th Place, Corona N.Y.                    11368
            ------------------------------                    -----
      (Address of Principal Executive Offices)              (Zip Code)


                      1994 SENIOR MANAGEMENT INCENTIVE PLAN
                      -------------------------------------
                            (Full Title of the Plan)

            c/o Joseph Polito - USA Bridge Construction of N.Y., Inc.
                                53-09 97th Place,
                                Corona, N.Y. 11368
                  (Name and Address of Agent for Service)

                               (718)  699-0100
                  (Telephone Number including area code of agent of service)

--------------------------------------------------------------------------------

Approximate Date of Commencement of Proposed sales under the Plan: as soon as practicable after this Registration Statement becomes effective

Total number of Pages:            61

Exhibit Index begins sequentially on numbered page:    14

                           Calculation of the Registration Fees


Title of Securities  Amount to     Proposed   Proposed  Amount of
to be Registered     be Registered Maximum    Maximum   Registra-
----------------     ------------- Offering   Aggregate tion Fee
                                   Price Per  Offering  ---------
                                   Share      Price
                                   ---------  --------
Shares of
Common Stock
 .001 par value
per share            290,000*      $2.125    $616,250    $181.79


                     -------                 --------    -------
         Total =     290,000                 $616,250    $181.79



*The issuance of the 290,000 shares of Common Stock being registered hereby was authorized by the Company on December 5, 1997. The shares were issued in March, 1998. They were held in escrow, pending vesting to certain executive employees of the Company pursuant to the Company's 1994 Senior Management Incentive
Plan.

PART I    INFORMATION REQUIRED IN THE SECTION 10 (A) PROSPECTUS

Item 1.   Plan Information

                  (See attached Exhibit Four)

Item 2.           Registrant Information and Employee Plan Annual
                  Information

                  All employee participants are entitled to, without charge, upon written or oral request, a copy of all documents referenced below which are incorporated by reference in Item 3 of Part II of the registration statement (the "Registration Statement"). Such documents are incorporated by reference in the Section 10(a) prospectus and shall be provided without charge. Any such other documents required to be provided to employee participants pursuant to Rule 428(b) of the Securities Act of 1933 (the "Act") shall likewise be provided without charge, upon written or oral request made to Ronald J. Polito, Secretary, 53-09 97th Place, Corona, New York 11368,
                  (718) 699-0100.

PART II   INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3.   Incorporation of Documents by Reference

                  There are incorporated herein by reference the following documents:

         a. The Company's Post Effective Amendment No. 2 to Form SB- 2, as filed with the Securities and Exchange Commission (the "Commission") on April 13, 1998, which contains certified financial statements for the Company's latest fiscal year ended June 30, 1997.

         b. The Company's Forms 10-QSB filed with the Commission for the quarters ended December 31, 1997 and March 31, 1998.

         c. The description of the Company's Common Stock as contained in the Company's Post Effective Amendment No. 2 to Form SB-2, as filed with the Commission on April 13, 1998.

         d. All reports subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14, and 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated herein by reference and to be part hereof from the date of filing of such documents.

Item 4.           Description of Securities
                  USA Bridge Construction of N.Y., Inc. (the "Company") has authorized 10,000,000 shares of common stock, par value $.001 per share ("Common Stock"), and 500,000 shares of Preferred Stock, par value $.01 per share.

                  A maximum of 1,000,000 shares of common stock (the "Common Stock"), par value $.001 per share, may be issued pursuant to the Company's 1994 Senior Management Incentive Plan (the
                  "Plan"). This Registration Statement serves also to reflect and memorialize the amendment to the Plan which occurred at the Company's annual meeting held on January 9, 1997 at which time the number of shares issuable under the Plan was increased from 150,000 to 1,000,000 shares.

                  The Company registers herein 290,000 shares of Common Stock only, issued in March 1998 and held in escrow pending vesting, pursuant to the Plan to certain executive employees of the Company. On February 24, 1997, the Company filed a Form S-8 whereby it registered 125,000 shares underlying an option granted pursuant to the Plan on December 2, 1996 to Joseph M. Polito. Mr. Polito exercised the option in full in March 1997; in April 1997 he sold 60,000 shares.

                  Key management employees, including Executive Officers, key employees, consultants, and directors (who are also employees) of the Company, who are deemed to have the potential to have a significant effect on the future success of the Company are eligible to participate in the Plan.

                  Pursuant to the Plan (which terminates ten years from the date of the Plan's adoption by the Board of Directors) and Joseph
                  M. Polito's Option Agreement, dated December 2, 1996, Mr. Polito exercised the option in full and purchased an aggregate of 125,000 shares of Common Stock at $1.10 per share, representing 110% of the bid price of said shares on November 27, 1996.

Common Stock
Each share of Common Stock entitles its holder to one non-cumulative vote per share, and subject to the preferential rights of the Preferred Stockholders, the holders of more than fifty percent (50%) of the shares voting for the election of Directors can elect all the Directors if they choose to do so. In such event, the holders of the remaining shares will not be able to elect a single Director. Holders of shares of Common Stock are entitled to receive such dividends as the Board of Directors may, from time to time, declare out of Company funds legally available for the payment of dividends.

The Company has not paid cash dividends on its common stock and intends to retain earnings, if any, for use in its activities. Payment of cash dividends in the future will be wholly dependent upon the Company's earnings, financial condition, capital requirements, and other factors deemed relevant by the Board of Directors. It is not likely that cash dividends will be paid in the foreseeable future. Upon any liquidation, dissolution, or winding up of the Company, holders of shares of Common Stock are entitled to receive pro rata all of the assets of the Company available for distribution to shareholders after the satisfaction of the liquidation preference of the preferred stockholders. See "Dividend Policy".

Shareholders do not have any preemptive rights to subscribe for or purchase any stock, warrants or other Securities of the Company. The Common Stock is not convertible or redeemable. Neither the Company's Certificate or Incorporation nor its By-Laws provides for preemptive rights.

Preferred Stock
The Preferred Stock may be issued in one or more series to be determined and to bear such title or designation as may be fixed by resolution of the Board of Directors prior to the issuance of any shares thereof. Each series of the Preferred Stock will have such voting powers (including, if determined by the Board of Directors, no voting rights), preferences, and other rights as determined by the Board of Directors, with such qualifications, limitations, or restrictions as may be stated in the resolutions of the Board of Directors adopted prior to the issuance of any shares of such series of Preferred Stock.

Purchasers of the Securities offered hereby should be aware that the holders of any series of the Preferred Stock which may be issued in the future could have voting rights, rights to receive dividends, or rights to distribution in liquidation superior to those of holders of the Common Stock, thereby diluting or negating the voting rights, dividend rights, or liquidation rights of the holders of the Common Stock. Except for the Series A Preferred Stock, the Company has no present intention to issue any shares of Preferred Stock. Pursuant to the terms of the underwriting agreement with the Underwriter, the Company cannot issue any shares of Preferred Stock, except for the Series A Preferred Stock, without the consent of the Underwriter. See "--Series A Preferred Stock".

Because the terms of each series of Preferred Stock may be fixed by the Company's Board of Directors without shareholder action, the Preferred Stock could be issued with terms calculated to defeat a proposed takeover of the Company or to make the removal of the Company's management more difficult. Under certain circumstances, this could have the effect of decreasing the market price of the Common Stock. Management of the Company is not aware of any such threatened transaction to obtain control of the Company.

Series A Preferred Stock
The Company has designated 400,000 shares as "Series A Preferred Stock". On consummation of the Offering, the Company agreed to issue to Corp. one share of its series A Preferred Stock for every share of Common Stock issued pursuant to the exercise of the Warrants. Each share of Series A Preferred Stock has the right to ten votes on all matters submitted to a vote of the shareholders. No shares of Series A Preferred Stock have been issued.

The shares of the Series A Preferred Stock shall have the right to vote with the shares of Common Stock at all meetings of the shareholders of the Company, or consent in writing in lieu of voting, or otherwise, in respect to any matter upon which the vote, or consent in lieu of voting of the shareholders is required, including without limitation the election of Directors. Each share of Series A Preferred Stock shall be entitled to ten (10) votes.

At such times as there are shares of Series A Preferred Stock outstanding, the Board of Directors shall be comprised of such odd number of Directors as shall be fixed by the Board of Directors or as stated in the Company's Certificate of Incorporation; provided, however, that such number of Directors shall not be less than three (3) nor more than fifteen (15).

The shares of Series A Preferred Stock shall not be entitled to receive or earn any dividends or preference upon liquidation. The shares of Series A Preferred Stock then issued and outstanding shall be deemed canceled and no longer designated, issued, or outstanding upon the happening of the expiration of the Warrants. The shares of Series A Preferred Stock are not redeemable by the Company.

Warrants
In April 1998, the Company's Board of Directors adopted a resolution decreasing the exercise price of the outstanding Warrants from $3.00 to $2.50. No other terms of the Warrants were amended. In addition, the Board authorized the Company to prepare and file a Post-Effective Amendment to its registration statement to update the information therein enabling the Warrants to become exercisable. Each Warrant entitles the holder thereof to purchase one share of the Company's Common Stock, at an exercise price of $2.50 per share, until August 8, 2000. The Warrants and the Common Stock underlying same are in registered form pursuant to the terms of a Warrant Agreement executed by and between the Company and North American Transfer Co., as warrant agent, so that the holders of the Warrants will receive unrestricted shares of Common Stock upon their exercise thereof and payment therefor. No value was attributed to the Warrants as of the date of the decrease in exercise price to $2.50 per share as the market price of the Common Stock for a substantial period of time prior to the decrease was less than $2.50 per share.

Each warrant gives the holder the right to purchase one share of the Company's Common Stock, subject to adjustment in certain events at an initial price of $2.50 per share until August 8, 2000. The Warrants are redeemable by the company at any time upon thirty (30) days' notice at a redemption price of $.05 per Warrant, provided that the closing bid quotation of the Common Stock for each of the twenty (20) trading days ending on the third day prior to the day on which the Company gives notice has been at least 150% of the then effective exercise price of the Warrants. The Company may elect to redeem the Warrants at such time as the Company requires additional capital. Redemption of the Warrants could force the holders to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holders to do so, to sell the Warrants at the then current market price when they might otherwise wish to hold the Warrants, or to accept the redemption price, which is likely to be substantially less than the market value of the Warrants at the time of redemption. The Company will not redeem the Warrants at any time in which its registration statement is not current, so that investors will be able to exercise their Warrants during the 30 day notice period in the event of a warrant redemption by the Company.

The exercise price and the number of shares of Common Stock purchasable upon the exercise of each Warrant are subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common Stock, or a combination, subdivision, or reclassification of Common Stock. No fractional shares will be issued upon exercise of the Warrants; however, the Company shall pay the cash value of the fractional shares otherwise issuable.

Notwithstanding the foregoing, in case of any consolidation, merger, sale, or conveyance of the property of the Company as an entirety or substantialy as an entirety, the holder of each outstanding Warrant shall continue to have the right to exercise the Warrant for the kind and amount of shares and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock for which such Warrants were exercisable immediately prior thereto.

Holders of Warrants are not entitled, by virtue of being such holders, to receive dividends or to consent or to receive notice as shareholders in respect of any meeting of shareholders for the election of Directors of the Company or any other matter, or to vote at any such meeting, or to exercise any rights whatsoever as shareholders of the Company.

The Warrants may not be exercisable at any time this Prospectus shall not be deemed to be current. If this Prospectus is deemed not current, prior to the exercise of any Warrants, the Company must file a Post-Effective Amendment to the registration statement of which this Prospectus forms a part, and such Post-Effective Amendment must be declared effective by the Commission. The Company will notify all Warrantholders and its transfer agent that the Warrants may not be exercised in the event that a Post-Effective Amendment has not been declared effective on or before such date so as to prevent the Warrants from being exercised in the absence of a current, effective Registration Statement.

In the event the Company reduces the exercise price or extends the period of the Warrants, the Company will undertake the notification filing provisions herein referred to with respect to notification of Warrantholders and the filing of a Post-Effective Amendment. No such changes are currently contemplated by the Company.

Special Warrant
The "Special Warrant" is a warrant which was issued by the Company to Corp. on consummation of the Company's Offering of Securities. The Special Warrant is not transferrable by Corp., and neither the Special Warrant nor the underlying shares of Common Stock upon exercise thereof were in registered form. The following statements are summaries of certain provisions of the "Special Warrant Agreement".

The Special Warrant entitles Corp. to purchase shares of Common Stock at an exercise price of $2.50 per share, during the term when the Warrants are exercisable. Initially, the Special Warrant could be exercised by Corp. if (i) that Corp.'s ownership of the Company's Common Stock fell below 50%, due to (a) the exercise of the Corp. Warrants (which have expired), (b) the exercise of the Warrants, or (c) the exercise of the Underwriter's over-allotment option (which has terminated); or (ii) the Company earned, after taxes, in excess of $1,000,000 in each of fiscal 1995, 1996, and 1997 (which time period has expried). Now, Corp. is entitled to exercise the Special Warrant if exercise of the Company's Warrants decreases Corp.'s ownership of Common Stock to a percentage below 50.1%. In such event, Corp. will be able to exercise the Special Warrant and purchase shares of Common Stock for $2.50 per share until the number of shares of Common Stock acquired upon exercise shall increase its ownership of the Company's Common Stock to a maximum of 50.1% of the issued and outstanding shares of Common Stock on the date of exercise. In addition to the Special Warrant, the Company agreed to issue to Corp. one share of its Series A Preferred Stock for every ten shares of Common Stock issued pursuant to the exercise of the Warrants. Each share of Series A Preferred Stock has the right to ten votes on all matters submitted to a vote of the shareholders. See "--Series A Preferred Stock".

The Company's Board of Directors has authority, without action by the Company's stockholders, to issue all or any portion of the authorized but unissued shares of Common Stock, which if done would reduce the existing stockholder's percentage ownership of the Company and may dilute the book value of the Common Stock.

Item 5.           Interests of Named Experts and Counsel

                  Not applicable.

Item 6.           Indemnification of Directors and Officers

                  The Company's Certificate of Incorporation, By-Laws and the New York Business Corporation Law permit the Company to indemnify all persons so identified as being covered, including officers, directors, and employees from personal liability as described below:

         a. The Company's Certificate of Incorporation provides that the corporation shall, to the fullest extent permitted by Article 7 of the Business Corporation Law, as the same may be amended and supplemented, indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement, or otherwise, as permitted by said Article, as to action in any capacity in which he served at the request of the corporation and that the personal liability of the directors of the corporation is eliminated to the fullest extent permitted by the provisions of paragraph (b) of Section 402 of the Business Corporation Law, as the same may be amended and supplemented.

         b. Except to the extent expressly prohibited by the New York Corporation Law, the corporation shall indemnify each person made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that such person or such person's testator or intestate is or was a director, officer or employee of the corporation, or serves or served at the request of the corporation, any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgment, fines, penalties, amounts paid in settlement and reasonable expenses, including attorneys' fees, incurred in connection with such action or proceeding, or any appeal therein, provided that no such indemnification shall be made if a judgment or other final adjudication adverse to such person establishes that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled, and provided further that no such indemnification shall be required with respect to any settlement or other nonadjudicated disposition of any threatened or pending action or proceeding unless the corporation has given its prior consent to such settlement or other disposition.

                  The corporation may advance or promptly reimburse upon request any person entitled to indemnification hereunder for all expenses, including attorneys' fees, reasonably incurred in defending any action or proceeding in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such person to repay such amount if such person is ultimately found not to be entitled to indemnification or, where indemnification is granted, to the extent the expenses so advanced or reimbursed exceed the amount to which such person is entitled, provided, however, that such person shall cooperate in good faith with any request by the corporation that common counsel be utilized by the parties to an action or proceeding who are similarly situated unless to do so would be inappropriate due to actual or potential differing interests between or among such parties.

                  Nothing herein shall limit or affect any right of any person otherwise than hereunder to indemnification or expenses, including attorneys' fees, under any statute, rule, regulation, certificate of incorporation, by-law, insurance policy, contract or otherwise.

                  Anything in these by-laws to the contrary notwithstanding no elimination of this by-law, and no amendment of this by-law adversely affecting the right of any person to indemnification or advancement of expenses hereunder shall be effective until the 60th day following notice to such person or such action, and no elimination of or amendment to this by-law shall deprive any person of his or her rights hereunder arising out of alleged or actual occurrences, acts or failures to act prior to such 60th day.

                  The corporation shall not, except by elimination or amendment of this by-law in a manner consistent with the preceding paragraph, take any corporate action or enter into any agreement which prohibits, or otherwise limits the rights of any person to, indemnification in accordance with the provisions of this by-law. The indemnification of any person provided by this by-law shall continue after such person has ceased to be a director, officer or employee of the corporation and shall inure to the benefit of such person's heirs, executors, administrators and legal representatives.

                  The corporation is authorized to enter into agreements with any of its directors, officers or employees extending rights to indemnification and advancement of expenses to such person to the fullest extent permitted by applicable law, but the failure to enter into any such agreement shall not affect or limit the rights of such person pursuant to this by-law, it being expressly recognized hereby that all directors, officers and employees of the corporation, by serving as such after the adoption hereof, are acting in reliance hereon and that the corporation is estopped to contend otherwise.

                  In case any provision in this by-law shall be determined at any time to be unenforceable in any respect, the other provisions shall not in any way be affected or impaired thereby, and the affected provision shall be given the fullest possible enforcement in the circumstances, it being the intention of the corporation to afford indemnification and advancement of expenses to its directors, officers and employees, acting in such capacities or in the other capacities mentioned herein, to the fullest extent permitted by law.

                  For purposes of this by-law, the corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person or his or her duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan, and excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered indemnifiable expenses. For purposes of this by-law, the term "corporation" shall include any legal successor to the corporation, including any corporation which acquires all or substantially all of the assets of the corporation in one or more transactions.

                  INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT IS THEREFORE UNENFORCEABLE.

                  IN THE EVENT THAT A CLAIM FOR INDEMNIFICATION AGAINST SUCH LIABILITIES (OTHER THAN THE PAYMENT BY THE COMPANY OF EXPENSES INCURRED OR PAID BY A DIRECTOR, OFFICER, OR CONTROLLING PERSON OF THE COMPANY IN THE SUCCESSFUL DEFENSE OF ANY SUCH ACTION, SUIT, OR PROCEEDING) IS ASSERTED BY SUCH DIRECTOR, OFFICER OR CONTROLLING PERSON OF THE COMPANY IN CONNECTION WITH THE SECURITIES BEING REGISTERED, THE COMPANY WILL, UNLESS IN THE OPINION OF ITS COUNSEL THE MATTER HAS BEEN SETTLED BY
                  CONTROLLING PRECEDENT SUBMIT TO A COURT OF APPROPRIATE JURISDICTION THE QUESTION WHETHER SUCH INDEMNIFICATION BY IT IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND WILL BE GOVERNED BY THE FINAL ADJUDICATION OF SUCH ISSUE.

Item 7.           Exemption from Registration Claimed

                  Not Applicable.

Item 8.           Exhibits

                  Exhibit 4.              1994 Senior Management Incentive Plan

                  Exhibit 5.              Opinion of Sol Freedman, Esq.

                  Exhibit 23.             Consent of Sol Freedman, Esq.*

                  Exhibit 23.1            Consent of Scarano & Tomaro, P.C.

                  *  Contained in opinion of Sol Freedman, Esq.

Item 9.           Undertakings

         a.       The undersigned registrant hereby undertakes:

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
                  i. To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

                           (1)      To  include  any   prospectus   required  by
                                    Section  10(a)(3) of the  Securities  Act of
                                    1933 (the "Securities Act");

                           (2) To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the Registration Statement;

                           (3)      To  include   any   additional   or  changed
                                    material   information   on  the   plan   of
                                    distribution.

                  Provided, however, that Paragraphs a.i. (1) and a.i. (2) do not apply if the Registration Statement is on Form S- 8, and the information required to be included in a post-effective amendment is incorporated by reference from periodic reports filed by the small business issuer under the Exchange Act.

                  ii. That, for determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.








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




                                  EXHIBIT INDEX


EXHIBIT NUMBERS                        ITEM
---------------                        ----


         4                   1994 Senior Management Incentive Plan

         5                   Opinion of Sol Freedman, Esq.

        23                   Consent of Sol Freedman, Esq. *

        23.1                 Consent of Scarano & Tomaro, P.C.

                 * Contained in opinion of Sol Freedman, Esq.















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







                                   SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on From S-8 and has duly caused this Registration statement to be signed on it's behalf by the undersigned, thereunto duly authorized in New York, NY on this _14_ day of ____July__, 1998.


                                                         /S/ Joseph Polito
                                                    By:  -----------------
                                                         JOSEPH POLITO
                                                         Chief Executive Officer


Pursuant to the requirements of the Securities Act of 1933, this Registration Statement of USA Bridge Construction of N.Y., Inc. has been signed by the following persons in the capacities and on the dates indicated.

Signatures                    Title                          Date
----------                    -----                          ----

/S/ Joseph Polito      President/Director                 July 14, 1998
-----------------      (Chief Executive Officer)
JOSEPH POLITO

/S/ Ronald Polito      Secretary and Director             July 14, 1998
-----------------
RONALD POLITO

/S/ Steven Polito      Treasurer and Director             July 14, 1998
-----------------
STEVEN POLITO


----------------       Director
MARVIN WEINSTEIN

/S/ Ronald Murphy      Director                           July 14, 1998
-----------------
RONALD MURPHY


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